January 6, 2012

Ms. Jessica Barberich

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Barberich:

This letter contains the responses of Great Wolf Resorts, Inc. (“GWR” or “the Company”) to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) with respect to GWR’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 25, 2011, in your letter dated December 30, 2011 (the “Comment Letter”), File No. 0-51064. The discussion below is presented in the order of the numbered comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

General

1.	Please advise us how you have complied with the requirements for SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION under Rule 5-04 of Regulation S-X.

GWR’s Response:

The Company notes that Rule 5-04 of Regulation S-X requires the filing of Schedule III “…for real estate (and the related accumulated depreciation) held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interest in real estate…Real estate used in the business shall be excluded from the schedule.” As the Company’s real estate assets are not held for investment but rather are used in the business of

Ms. Jessica Barberich

January 6, 2012

developing and operating family entertainment resorts, the Company believes that it is not required to present Schedule III. Any real estate held for investment is comprised of outparcels that are part of real estate acquired for the Company’s resort development and operations. The Company advises that potential sales of these outparcels constitute an immaterial portion of the Company’s business.

Item 9A. Controls and Procedures, pages 118 to 119

2.	We are not able to locate your conclusion related to your evaluation of Disclosure Controls and Procedures. Please advise. Also, you disclose that your disclosure controls and procedures are designed to provide reasonable assurance; in light of this, please confirm that in future filings you will state in your conclusion, if true, that your disclosure controls and procedures are effective “at the reasonable assurance level.”

GWR’s Response:

Within the Evaluation of Disclosure Controls and Procedures section of our 10-K, we note that in making our evaluation we “considered matters discussed below relating to internal control over financial reporting.” Within our Management’s Report on Internal Control over Financial Reporting section of our 10-K below the Evaluation of Disclosure Controls and Procedures section, we concluded that our internal controls over financial reporting were effective. We considered our disclosure controls and procedures to be a subset of our overall internal controls over financial reporting. In future filings we will clarify our discussion to include our conclusion related specifically to our evaluation of disclosure controls and procedures.

Also, in future filings we will state in our conclusion related to disclosure controls and procedures, if true, that our disclosure controls and procedures are effective at a reasonable assurance level.

* * * *

Ms. Jessica Barberich

January 6, 2012

GWR acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you require any additional information to respond to this submission.

Sincerely,

/s/ James A. Calder

James A. Calder

Chief Financial Officer

Great Wolf Resorts, Inc.

525 Junction Road, Suite 6000 South

Madison, WI 53717

Phone: 608-662-4749

Fax: 608-662-4701